Exhibit 22.2

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is dated as of October 5, 2010, by and among CFWH HOLDING CORPORATION, a Delaware corporation (“Parent”), CFWH MERGER SUB, INC, a Nevada corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and the other parties signatory hereto (each, a “Stockholder”).

RECITALS

WHEREAS, each Stockholder desires that The Center For Wound Healing, Inc., a Nevada corporation (the “Company”), Parent and Merger Sub enter into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented, the “Merger Agreement”) with respect to the merger of Merger Sub with and into the Company (the “Merger”); and

WHEREAS, each Stockholder is executing this Agreement as an inducement to Parent to enter into and execute, and to cause Merger Sub to enter into and execute, the Merger Agreement; and

WHEREAS, Parent and certain of the Stockholders are parties to a Rollover Contribution Agreement dated as of the date hereof (the “Rollover Contribution Agreement”), pursuant to which certain of such Stockholders’ Shares (as hereinafter defined) will be exchanged for shares of preferred stock of Parent immediately prior to the Effective Time (as defined in the Merger Agreement); and

WHEREAS, simultaneously with the execution and delivery of this Agreement, Bison Capital Equity Partners II-A, L.P., a Delaware limited partnership, and Bison Capital Equity Partners II-B, L.P., a Delaware limited partnership (collectively, “Bison”), is executing and delivering a Waiver, substantially in the form of Exhibit A hereto (“Bison Waiver”), pursuant to which Bison agrees to waive certain rights under that certain Voting Agreement dated as of March 31, 2008 (“Bison Voting Agreement”) among Bison, the Company and the stockholders of the Company parties thereto, including certain of the Stockholders.

NOW, THEREFORE, in consideration of the execution and delivery by Parent and Merger Sub of the Merger Agreement and the mutual covenants, conditions and agreements contained herein and therein, the parties agree as follows:

1.           Representations and Warranties.  Each Stockholder individually as to himself, herself or itself, and not jointly, represents and warrants to Parent and Merger Sub as follows:

1.1           Such Stockholder is the record and beneficial owner of the number of shares of Common Stock, $0.001 par value per share (the “Company Stock”) of the Company set forth opposite such Stockholder’s name on Schedule A hereto (as may be adjusted from time to time pursuant to Section 5, such Stockholder’s “Shares”), other than Shares indicated to be held in “street name” as shown on Schedule A hereto.  Except for such Stockholder’s Shares, such Stockholder is not the record or beneficial owner of any shares of capital stock of the Company, other than options to acquire shares of Company Stock granted to such Stockholder under the Company’s 2006 Stock Option Plan.  If any such Stockholder holding such options exercises such options while this Agreement is in effect, such Stockholder agrees that all shares of Company Stock acquired by reason of the exercise of such options, without further action on the part of such Stockholder, shall become subject to the terms and provisions of this Agreement.

1.2           Assuming the execution and delivery by Bison of the Bison Waiver, such Stockholder has full power and authority to execute and deliver this Agreement, and, assuming that the Bison Voting Agreement is terminated effective as of the time of the consummation of such sale or transfer, full power and authority to sell or transfer the Shares and to receive consideration in exchange for the Shares as set forth in the Merger Agreement or the Rollover Contribution Agreement, as applicable.  This Agreement has been executed and delivered by such Stockholder and constitutes the legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms.  Assuming the execution and delivery by Bison of the Bison Waiver, neither the execution and delivery of this Agreement nor the consummation by such Stockholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which such Stockholder is a party or bound or to which such Stockholder’s Shares are subject.  Assuming the execution and delivery by Bison of the Bison Waiver, consummation by such Stockholder of the transactions contemplated by this Agreement will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to such Stockholder or such Stockholder’s Shares.

1.3           Such Stockholder’s Shares and the certificates representing such Shares are now and at all times during the term hereof will be held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder and the terms and provisions of the Bison Voting Agreement.

1.4           Other than as set forth in Section 3.20 of the Merger Agreement with respect to the Company, no broker, investment banker, financial adviser or other person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission from Parent, Merger Sub or the Company in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder.

1.5           Such Stockholder understands and acknowledges that Parent is entering into, and causing Merger Sub to enter into, the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement.  Such Stockholder acknowledges that the irrevocable proxy set forth in Section 3 is granted in consideration for the execution and delivery of the Merger Agreement by Parent and Merger Sub.

2.           Covenants.  Each Stockholder severally, and not jointly, agrees with, and covenants to, Parent and Merger Sub as follows:

2.1           Such Stockholder shall not, except as contemplated by the terms of this Agreement, (a) transfer (which term shall include, without limitation, for the purposes of this Agreement any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of such Stockholder’s Shares or any interest therein, (b) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shares or any interest therein, (c) grant any proxy, power-of-attorney or other authorization or consent in or with respect to such Shares, (d) deposit such Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares, or (e) take any other action that would in any way restrict, limit or interfere with the performance of his, her or its obligations hereunder or the transactions contemplated hereby.

2.2           Such Stockholder (in Stockholder’s capacity as such) shall, at every meeting of the stockholders of the Company called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company, appear at the meeting or otherwise cause the Shares to be present thereat for purposes of establishing a quorum and, to the extent not voted by the persons appointed as proxies pursuant to this Agreement, vote (i) in favor of approval of the Merger, the Merger Agreement and the other transactions contemplated thereby (collectively, the “Proposed Transaction”), (ii) against the approval or adoption of any proposal made in opposition to, or in competition with, the Proposed Transaction, and (iii) against any of the following (to the extent unrelated to the Proposed Transaction): (A) any merger, consolidation or business combination involving the Company or any of its Subsidiaries other than the Proposed Transaction; (B) any sale, lease or transfer of all or substantially all of the assets of the Company or any of its Subsidiaries; (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its Subsidiaries; or (D) any other action that is intended, or could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of Stockholder under this Agreement or otherwise impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Proposed Transaction.

2.3           If Stockholder is the beneficial owner, but not the record holder, of the Shares, Stockholder agrees to take all actions necessary to cause the record holder and any nominees to vote all of the Shares in accordance with Section 2.2.

2.4           If the holders of a majority of the issued and outstanding shares of Company Stock are, or become, parties to this Agreement, then, not later than three calendar days following the Company’s written request to do so, Stockholder will execute and deliver to the Company a written consent with respect to all of such Stockholders’ Shares, pursuant to which such Stockholder consents to the adoption of resolutions approving the Proposed Transaction, including, but not limited to, the adoption and approval of the Merger Agreement.

2.5           Stockholder (in Stockholder’s capacity as such) shall not directly or indirectly, (i) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal (as defined in the Merger Agreement) or take any action that could reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any information regarding any of the Company or any of its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Proposal.

2.6           If the holders of the Company Stock approve the Merger Agreement, such Stockholder’s Shares shall be exchanged for the consideration provided in the Merger Agreement or the Rollover Contribution Agreement, as applicable, as set forth in such agreements.  Such Stockholder, as a result of having agreed to vote in favor of the Merger, hereby waives any rights of appraisal, or rights to dissent from the Merger, that such Stockholder may otherwise have.

3.           Grant of Irrevocable Proxy; Appointment of Proxy.

3.1           Each Stockholder hereby irrevocably grants to, and appoints, Parent, David Finley or Gregg Osenkowski and any other individual who shall hereafter be designated by Parent, such Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote such Stockholder’s Shares, or grant a consent or approval in respect of such Shares, at any meeting of shareholders of the Company or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought in favor of the Merger, the execution and delivery of the Merger Agreement and approval of the terms thereof, and each of the other transactions contemplated by the Merger Agreement.

3.2           Such Stockholder represents that any proxies heretofore given in respect of such Stockholder’s Shares are not irrevocable, and that any such proxies are hereby revoked.

3.3           Such Stockholder hereby affirms that the irrevocable proxy set forth in this Section 3 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Stockholder under this Agreement.  Such Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked.  Such Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof.  Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 78.355 of the Nevada Revised Statutes (“NRS”).

4.           Certain Events.  Each Stockholder agrees that this Agreement and the obligations hereunder shall attach to such Stockholder’s Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including without limitation such Stockholder’s heirs, guardians, administrators or successors.  In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Company Stock, or the acquisition of additional shares of the Company Stock or other securities or rights of the Company by any Stockholder, the number of Shares listed on Schedule A beside the name of such Stockholder shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of the Company Stock or other securities or rights of the Company issued to or acquired by such Stockholder.

5.           Stop Transfer.  The Company agrees with, and covenants to, Parent that the Company shall not register the transfer of any certificate representing any Stockholder’s Shares, unless such transfer is made in compliance with this Agreement. In the event that this Agreement is terminated, the Company shall remove such stop transfer order as soon as practicable.

6.           Stockholder Capacity.  No person executing this Agreement who is or becomes during the term hereof a director or officer of the Company makes any agreement or understanding herein in his or her capacity as such director or officer.  Each Stockholder signs solely in his, her or its capacity as the record holder and beneficial owner of such Stockholder’s Shares and nothing herein shall limit or affect any actions taken by a Stockholder in his or her capacity as an officer or director of the Company to the extent specifically permitted by the Merger Agreement.

7.           Further Assurances.  Each Stockholder shall, upon request of Parent or Merger Sub, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Parent or Merger Sub to be necessary or desirable to carry out the provisions hereof and to vest the power to vote such Stockholder’s Shares as contemplated by Section 3 in Parent and the other irrevocable proxies described therein.

8.           Termination.  This Agreement, and all rights and obligations of the parties hereunder, shall terminate upon the earlier of (a) the date upon which the Merger Agreement is terminated in accordance with its terms, or (b) the Effective Time (as defined in the Merger Agreement).

9.           Public Announcements.  Each Stockholder will consult with Parent before issuing, and provide Parent with the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement and the Merger Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange.

10.         Miscellaneous.

10.1           Capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings assigned to such terms in the Merger Agreement.

10.2           All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered in the manner set forth in Section 8.04 of the Merger Agreement and to the parties at the following addresses (or at such other address for a party as shall be specified by like notice): (a) if to Parent or Merger Sub, to the address set forth in Section 8.04 of the Merger Agreement; and (b) if to a Stockholder, to the address set forth on Schedule A hereto, or such other address as may be specified in writing by such Stockholder.

10.3           The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

10.4           This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement, and shall become effective (even without the signature of any other Stockholder) as to any Stockholder when one or more counterparts have been signed by each of Parent, Merger Sub and such Stockholder and delivered to Parent, Merger Sub and such Stockholder.

10.5           This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

10.6           This Agreement shall be governed by and construed in accordance with the Laws of the State of New York (without giving effect to conflict of law principles thereof), provided that any matters of corporate law related to the granting of the proxy hereunder shall be governed by the NRS.  Each of the parties hereto (i) consents to submit itself to the exclusive personal jurisdiction of the state and federal courts sitting in the County of New York, State of New York, in the event any dispute arises out of this Agreement or any transaction contemplated by this Agreement or other Transaction Documents, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement or other Transaction Documents or any transaction contemplated by this Agreement or other Transaction Documents in any court other than any such court and (iv) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or other Transaction Documents or any transaction contemplated by this Agreement or other Transaction Documents.  The parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby or thereby in any such court, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

10.7           Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties, except by laws of descent; provided that Parent may assign this Agreement and its rights hereunder to an affiliate of Parent.  Any assignment in violation of the foregoing shall be void.

10.8           If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any event, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law.

10.9           Each Stockholder agrees that irreparable damage would occur and that Parent and Merger Sub would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that Parent and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches by any Stockholder of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of New York or in New York state court, this being in addition to any other remedy to which Parent and Merger Sub are entitled at law or in equity.

10.10         No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by such party.

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IN WITNESS WHEREOF, Parent, Merger Sub and the Stockholders have caused this Stockholders Agreement to be duly executed and delivered as of the date first written above.

CFWH HOLDING CORPORATION.

By:	/s/ David E. Finley

Name:	David E. Finley
Title:	President

CFWH MERGER SUB, INC.

By:	/s/ David E. Finley

Name:	David E. Finley
Title:	President

STOCKHOLDERS:

/s/ Andrew G. Barnett
Andrew G. Barnett

/s/ John V. Capotorto
John V. Capotorto, MD

/s/ Philip Forman
Philip Forman, DPM

/s/ David Walz
David Walz

ACKNOWLEDGED AND AGREED
TO AS TO SECTION 5:

THE CENTER FOR WOUND HEALING, INC.

By:	/s/ Andrew G. Barnett
Name:	Andrew G. Barnett
Title:	Chief Executive Officer

SIGNATURE PAGE TO VOTING AGREEMENT

SCHEDULE A

Number of Shares
Stockholder Name and Address	of Company Stock

Andrew G. Barnett	86,450 (held in “street name” at Deutsche Bank)
c/o The Center For Wound Healing, Inc.
155 White Plains Road, Suite 200
Tarrytown, NY 10591

John V. Captorto, MD	4,409,292
c/o The Center For Wound Healing, Inc.
155 White Plains Road, Suite 200
Tarrytown, NY 10591

Philip Forman, DPM	2,997,778 (of record)
c/o The Center For Wound Healing, Inc.	1,063,570 (held in “street name” at Fordham Financial Management)
155 White Plains Road, Suite 200	Total: 4,061,348
Tarrytown, NY 10591

David Walz	90,999
c/o The Center For Wound Healing, Inc.
155 White Plains Road, Suite 200
Tarrytown, NY 10591

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